Exhibit 99.(a)(1)(L)

Tender Offer Overview February 12, 2007

Tender Offer Overview 1) Why are we doing this? Incorrectly priced stock options Some options were deemed to be priced at a discount Congress changed law in 2004 to apply additional tax to options priced at a discount (409A)

Tender Offer Overview 2) Give me an example 100 options issued with $20 exercise price Correct exercise price was $22 Exercise and sell these options at $28 market price (assumes sale on vesting date) Gain = 100 shares * ($28-$20) = $800 Tax = Regular tax @ 35% = $280 409A tax @ 20% = $160 Net to you = $360 (excludes potential penalty and interest charges)

Tender Offer Overview 2) Example (continued) Correct exercise price through tender offer New exercise price $22 Exercise and sell these options at $28 market price (assumes sale on vesting date) Gain = 100 shares * ($28-$22) = $600 Tax = Regular tax @ 35% = $210 409A tax @ 20% = N/A Net to you = $390 No penalties or interest

Tender Offer Overview 3) What happens if I accept the Tender Offer? The exercise price of your options, as noted in your offer package, will be corrected When you exercise these options in the future, you will pay regular taxes but no Federal 409A tax, no penalties and no interest

Tender Offer Overview 4) Other Considerations Taxes for discounted options will be based on value at vesting not at exercise – potentially big issue Remember that options are long term investment vehicles – All our options have a 10 year term from date of grant